UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-38388 |

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  07/01/21          AND ENDING  06/30/22
                                  MM/DD/YY                      MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Scully Capital Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1050 Connecticut Avenue NW, Suite 500
                          (No. and Street)

Washington                DC                    20036
     (City)             (State)               (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry Scully              202-775-3434          lscully@scullysec.
   (Name)          (Area Code – Telephone Number)    (Email Address)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
        (Name – if individual, state last, first, and middle name)

| (Address) | (City) | (State) | (Zip Code) |
| --- | --- | --- | --- |
| 2700 Ygnacio Valley Rd Ste. 270 | Walnut Creek, CA 94598 | | |

| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |
| --- | --- |
| FOR OFFICIAL USE ONLY | |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Larry Scully _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Scully Capital Securities Corporation _____, as of 6/30 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.







Signature:

Title:

President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ■ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# Scully Capital Securities Corporation

Report Pursuant to Rule 17A-5(d)
Audited Financial Statements
For the Year Ended June 30, 2022

**Report of Independent Registered Public Accounting Firm**

**Financial Statements**

**Supplemental Information**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scully Capital Securities Corporation (the "Company") as of June 30, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEA Rule 15c3-1, Computation For Determination of Reserve Requirements Under SEA Rule 15c3-3, and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CROPPER ACCOUNTANCY CORPORATION
We have served as the Company's auditors since 2022.
Walnut Creek, California
August 17, 2022

# Scully Capital Securities Corporation

## Statement of Financial Condition

| June 30, | | 2022 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 112,596 |
| Accounts receivable, net of allowance for doubtful accounts of $100,000 | | 20,359 |
| Prepaid expenses | | 1,206 |
| Computer equipment, net of accumulated depreciation of $2,572 | | --- |
| **Total assets** | $ | 134,161 |

| | | |
|---|---|---|
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Accounts payable | $ | 10,000 |
| Income taxes payable | | 694 |
| Deferred tax liability, net | | 2,738 |
| **Total liabilities** | | 13,432 |
| Stockholders' Equity | | |
| Common stock, $.001 par value; 10,662 shares authorized, issued and outstanding | | 11 |
| Additional paid in capital | | 144,796 |
| Retained earnings (Deficit) | | (24,078) |
| **Total stockholders' equity** | | 120,729 |
| **Total liabilities and stockholders' equity** | $ | 134,161 |

*The accompanying notes are an integral part of these financial statements.*

# Scully Capital Securities Corporation

## Statement of Operations

| Year ended June 30, | | 2022 |
|---|---|---|
| **Contract revenues** | $ | **177,063** |
| | | |
| **Operating expenses** | | |
| Professional fees | | **31,802** |
| Dues and licenses | | **2,995** |
| Regulatory fees | | **5,767** |
| Office expenses | | **173,442** |
| | | |
| **Total operating expenses** | | **214,006** |
| | | |
| **Loss before income taxes** | | **(36,943)** |
| | | |
| **Income tax expense** | | |
| Current | | **(944)** |
| Deferred tax benefit | | **12,149** |
| | | |
| **Net loss** | $ | **(25,738)** |

*The accompanying notes are an integral part of these financial statements.*

# Scully Capital Securities Corporation

## Statement of Changes in Stockholders' Equity

| _Year ended June 30,_ | | | | **2022** |
|---|---|---|---|---|
| | **Common Stock** | **Additional Paid in Capital** | **Retained Earnings** | **Total Stockholders' Equity** |
| **Balance, June 30, 2021** | $ 11 | $144,796 | $ 1,660 | $ 146,467 |
| **Net loss** | - | - | (25,738) | (25,738) |
| **Balance, June 30, 2022** | $ 11 | $144,796 | $ (24,078) | $ 120,729 |

_The accompanying notes are an integral part of these financial statements._

# Scully Capital Securities Corporation

## Statement of Cash Flows

| Year ended June 30, | 2022 |
|---|---:|
| **Cash flows from operating activities** | |
| Net loss | $ (25,738) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Change in: | |
| Accounts receivable | 44,215 |
| Prepaid expenses | 313 |
| Accounts payable | 10,000 |
| Income taxes payable | 694 |
| Deferred tax liability | (12,149) |
| **Net cash provided by operating activities** | 17,335 |
| **Cash flows from financing activities** | --- |
| **Cash flows from investing activities** | --- |
| **Net increase in cash** | 17,335 |
| **Cash at beginning of year** | 95,261 |
| **Cash at end of year** | $ 112,596 |
| **Supplemental disclosure of cash flow information:** | |
| **Income taxes** | $ 250 |
| **Interest** | --- |

*The accompanying notes are an integral part of these financial statements.*

# Scully Capital Securities Corporation

## 1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company is also authorized for the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") applied on a consistent basis with that of the preceding period.

### Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are charged off against the allowance for doubtful accounts.

### Concentrations

The Company maintains its cash in a checking account which is federally insured. There were no amounts in excess of federally-insured limits as of June 30, 2022. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances.

As of June 30, 2022, amounts due from two customers totaled $120,359, or 100%, of total accounts receivable as of June 30, 2022. The balances due from these customers as of June 30, 2022 have been reserved for $100,000. There was no income recognized from these customers for the year ended June 30, 2022. The Company had an additional two customers during the year ended June 30, 2022, which represented 100% of contract revenue.

## 2. Summary of Significant Accounting Policies (continued)

### Leases

The Company shares its office space with an affiliate owned by a stockholder under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

### Computer Equipment and Depreciation

Computer equipment is carried at cost, less accumulated depreciation. Depreciation of computer equipment is provided using the straight-line method over an estimated useful life of 5 years.

### Revenue Recognition

Contract revenue generally consists of retainer and success fees. For the year ended June 30, 2022, contract revenue consisted entirely of success fees.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed and nonrefundable. Revenue is recognized in the period billed, upon the completion of the Company's related performance obligations.

The Company earns success fees as an agent for client offerings. The Company recognizes success fee revenue at a point in time upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

As of June 30, 2022, the Company does not have any open contract balances.

### Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable, prepaid expenses and depreciation. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, is recognized, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes (continued)

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2022. Interest and penalties, if any, are reflected in income tax expense in the accompanying statement of operations. Fiscal years ending on or after June 30, 2019 remain subject to examination by federal and state tax authorities.

### Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Management's Review

Management has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## 3. Related Party Transactions

A company owned by one of the stockholders of the Company provided certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. The operating expenses, which include payroll, benefits, and various office and overhead expenses, are allocated to the Company monthly, based upon the number of hours the related party company employees work for the Company divided by the total hours worked. During the year ended June 30, 2022, $170,871 of operating expenses were allocated to the Company, which are included in office expenses on the statement of operations.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## 4. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2022, the Company had net capital (as computed in accordance with Rule 15c3-1) of $94,164 and the ratio of aggregate indebtedness to net capital was .11 to 1.

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission ("SEC"). In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the SEC. During the year ended June 30, 2022 there were no withdrawals.

## 5. Income Taxes

For the year ended June 30, 2022, the Company's provision for income taxes consists of the following:

| | | |
|---|---|---:|
| Current: | | |
| Federal income taxes | $ | 694 |
| District of Columbia income taxes | | 250 |
| | | 944 |
| Deferred: | | |
| Federal income tax liability | | (8,504) |
| District of Columbia income tax liability | | (3,645) |
| | | (12,149) |
| Total provision/(benefit) for income taxes | $ | (11,205) |

As of June 30, 2022, deferred income taxes consists of the following:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Accounts payable | $ | 3,000 |
| Net operating loss and contribution carryforwards | | 732 |
| | | 3,132 |
| Deferred tax liabilities: | | |
| Accounts receivable | | (6,108) |
| Prepaid expenses | | (362) |
| | | (6,470) |
| Net deferred tax liability | $ | (2,738) |

### 6. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending June 30, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

### 7. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of June 30, 2022.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Certain payments made to individuals during the year ended June 30, 2022 may be deemed by the IRS to require payroll taxes be withheld. These financial statements contain no adjustment for any potential payroll liabilities proposed by the IRS.

# Scully Capital Securities Corporation

## Schedule 1: Computation of Net Capital Under SEA Rule 15c3-1
## Computation for Determination of Reserve Requirements Under SEA Rule 15c3-3
## Information for Possession or Control Requirements Under SEA Rule 15c3-3

|  |  | June 30, 2022 |
|---|---|---|
| Stockholders' equity from statement of financial condition |  | $ 120,729 |
| Deduction for nonallowable assets: |  |  |
| Prepaid expenses | (1,206) |  |
| Accounts receivable | (20,359) | (21,565) |
| Net capital |  | $ 99,164 |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) |  | $ 5,000 |
| Net capital in excess of minimum requirements |  | $ 94,164 |
| Amounts included in total liabilities which represent aggregate indebtedness |  | $ 10,694 |
| Ratio of aggregate indebtedness to net capital |  | .11 to 1 |

### NOTES

A. There are no material differences between the preceding computation and the Company's corresponding most recently filed Part II of Form X-17A-5 as of June 30, 2022.

B. The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

# Exemption Report

This is to certify that, to the best of my knowledge and belief:

Scully Capital Securities Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under Rule 15c3-3. The Company is filing this Exemption Report in reliance to Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R 240.17a-5 because the Company's business activities are, and will remain, limited to business activities in the private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2022.

The Company met the identified exemption throughout the most recent fiscal year ending June 30, 2022 without exceptions.

Thank you,

_____
Larry Scully, President

**CROPPER**

*an accountancy corporation*

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax
*www.cropperaccountancy.com*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Scully Capital Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling corporate debt securities. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2022 without exceptions.

Scully Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 17, 2022

**CROPPER**
*an accountancy corporation*
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scully Capital Securities Corporation (the "Company") as of June 30, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEA Rule 15c3-1, Computation For Determination of Reserve Requirements Under SEA Rule 15c3-3, and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CROPPER ACCOUNTANCY CORPORATION
We have served as the Company's auditors since 2022.
Walnut Creek, California
August 17, 2022



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
*www.cropperaccountancy.com*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Scully Capital Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling corporate debt securities. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2022 without exceptions.

Scully Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 17, 2022

**CROPPER**
*an accountancy corporation*
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Scully Capital Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Management of Scully Capital Securities Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Cropper Accountancy Corporation*

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 17, 2022